      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AUGUST 13, 1999
                                                  REGISTRATION NO. 333-________

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        ---------------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------

                          COLLATERAL THERAPEUTICS, INC.
             (Exact name of Registrant as Specified in Its Charter)

               Delaware                                     33-0661290
    (State or Other Jurisdiction of                      (I.R.S. Employer
    Incorporation or Organization)                     Identification No.)

                                   ----------

             11622 El Camino Real, San Diego, CA 92130 858-794-3400
    (Address, Including Zip Code, And Telephone Number, Including Area Code,
                            Of Registrant's Principal
                               Executive Offices)

                                   ----------

                              Jack W. Reich, Ph.D.
                      President and Chief Executive Officer
                          COLLATERAL THERAPEUTICS, INC.

             11622 El Camino Real, San Diego, CA 92130 858-794-3400
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)

                                   ----------
                                   COPIES TO:

                              Faye H. Russell, Esq.
                              Maria P. Sendra, Esq.
                         BROBECK, PHLEGER & HARRISON LLP
                         550 West "C" Street, Suite 1300
                           San Diego, California 92101
                                 (619) 234-1966
                                   ----------

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.
     If only the securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: /X/
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                     CALCULATION OF REGISTRATION FEE

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                                                                         Proposed          Proposed
                                                        Amount           Maximum            Maximum              Amount of
             Title of Each Class of                     to be         Offering Price       Aggregate           Registration
          Securities to be Registered               Registered(1)      Per Share(2)    Offering Price(2)            Fee
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
Common Stock, $.001 par value per share.....         2,150,000 shares      $18.375          $39,506,250             $10,983
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
(1) This Registration Statement shall also cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby as a result of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the Registrant's outstanding shares of common stock.
(2) The price of $18.375, the average of the high and low prices of Collateral's common stock on the Nasdaq Stock Market's National Market on August 10, 1999, is set forth solely for the purpose of computing the registration fee in accordance with Rule 457(c) under the Securities Act of 1933 as amended.
                                   ----------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

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

                  SUBJECT TO COMPLETION, DATED AUGUST 13, 1999

                             PRELIMINARY PROSPECTUS

         The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell the common stock and it is not soliciting an offer to buy the common stock in any state where the offer or sale is not permitted.

                                2,150,000 SHARES

                          COLLATERAL THERAPEUTICS, INC.

                                  COMMON STOCK

         This prospectus relates to the public offering, which is not being underwritten, of 2,150,000 shares of our common stock, which is held by some of our current stockholders. These stockholders acquired the shares directly from us in a private placement completed on August 11, 1999.

         Our common stock is traded on the Nasdaq National Market under the symbol "CLTX." On August 10, 1999, the average of the high and low price for the common stock was $18.375.

                                 ---------------

         THE COMMON STOCK OFFERED INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 13 FOR A DISCUSSION OF SOME IMPORTANT RISKS YOU SHOULD CONSIDER BEFORE BUYING ANY SHARES OF COMMON STOCK.

                                 ---------------


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             The date of this prospectus is _____________ ___, 1999

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
FORWARD-LOOKING STATEMENTS....................................................1

COLLATERAL THERAPEUTICS, INC..................................................2

RISK FACTORS.................................................................10

WHERE YOU CAN FIND MORE INFORMATION..........................................23

INFORMATION INCORPORATED BY REFERENCE........................................23

USE OF PROCEEDS..............................................................24

PLAN OF DISTRIBUTION.........................................................24

SELLING STOCKHOLDERS.........................................................27

LEGAL MATTERS................................................................28

EXPERTS......................................................................28

                           FORWARD-LOOKING STATEMENTS

         IN ADDITION TO HISTORICAL INFORMATION, THIS PROSPECTUS MAY CONTAIN FORWARD-LOOKING STATEMENTS. THESE STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED IN THE SECTION ENTITLED "RISK FACTORS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS OR IN DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE UNDERTAKE NO OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

                         COLLATERAL THERAPEUTICS, INC.

OVERVIEW

      Collateral is focused on the discovery, development and commercialization of non-surgical gene therapy products for the treatment of cardiovascular diseases, including coronary artery disease, peripheral vascular disease, congestive heart failure and heart attack. Our non-surgical gene therapy products use technologies which include our methods of gene therapy, therapeutic genes and gene delivery vectors.

      Cardiovascular disease is the leading cause of death in the U.S. In 1999, the American Heart Association reported that an estimated 58.8 million patients in the U.S. had cardiovascular disease. The American Heart Association also estimated in 1999 that the U.S. healthcare system spends approximately $178.2 billion annually on the care and treatment of patients with cardiovascular diseases.

      We believe that our products under development hold the potential to revolutionize the treatment of cardiovascular diseases. We believe that these products could provide a new standard of care by offering patients simpler, more cost-effective and lower-risk alternatives to currently available treatments, such as coronary artery bypass surgery and angioplasty. Our initial gene therapy products are designed to promote and enhance angiogenesis, a natural biological process that results in the growth of additional blood vessels to restore adequate levels of blood flow to oxygen-deprived tissues. In collaboration with our partner Schering AG, in May 1998 we began early stage testing in humans in a Phase 1/2 trial for GENERX-TM-, the first of our gene therapy products.

      We have designed our initial gene therapy products for non-surgical administration by an interventional cardiologist using our methods of gene therapy. These methods involve a one-time intra-coronary infusion of our product through a standard cardiac catheter, which could be administered at the time of initial angiography, on an out-patient basis. In addition to our products designed to promote and enhance angiogenesis, we are also actively researching gene therapy products designed to enhance function of the heart in patients suffering from heart failure and to stimulate heart muscle regeneration after heart attack.

      The following table describes GENERX-TM- and our other non-surgical cardiovascular gene therapy product candidates and their development status:


------------------------------------------------------------------------------------------------
           PRODUCT               TECHNOLOGY                MEDICAL             DEVELOPMENT
          CANDIDATE           (DESIGNATED GENE)           INDICATION              STATUS
------------------------------------------------------------------------------------------------
                                                       Stable exertional
                                 Angiogenesis           angina due to
                                   (FGF-4)             coronary artery
         GENERX-TM-                                         disease              Phase 1/2
------------------------------------------------------------------------------------------------
                                                       Stable exertional
                                 Angiogenesis           angina due to
                                    (VEGF)             coronary artery
         GENEVX-TM-                                         disease             Preclinical
------------------------------------------------------------------------------------------------
                                 Angiogenesis         Peripheral vascular
       GENVASCOR-TM-                (FGF-4)                 disease             Preclinical
------------------------------------------------------------------------------------------------
                                                       Congestive heart
        GENECOR-TM-               Angiogenesis              failure             Preclinical
------------------------------------------------------------------------------------------------
                              Myocardial adrenergic
                                   signaling           Congestive heart
        CORGENIC-TM-                 (AC-6)                 failure             Preclinical
------------------------------------------------------------------------------------------------
                                  Heart muscle           Heart attack
         MYOCOR-TM-               regeneration                                    Research
------------------------------------------------------------------------------------------------

      We intend to focus on research and development of products, while leveraging our technology through the establishment of product development, manufacturing and marketing collaborations with select pharmaceutical and biotechnology companies. In May 1996, we entered into a strategic collaboration with Schering AG, covering gene therapy products for the promotion and enhancement of angiogenesis. Schering AG has made equity investments in Collateral in connection with this collaboration agreement.

      The Schering AG collaboration provides us with the financial resources and product development support to allow us to develop particular gene therapy products to promote and enhance angiogenesis. For other products, we intend to select development and/or commercialization partners after we have completed preclinical and, possibly, clinical studies for each product. We expect that, in the event of successful commercialization of our products, royalties on worldwide sales of such products would generate significant revenues in the long-term.

BUSINESS STRATEGY

      Our objective is to become the leader in the development and commercialization of non-surgical cardiovascular gene therapy products for sale to worldwide markets. The key elements of our strategy are as follows:

      DEVELOP A NEW PARADIGM FOR THE TREATMENT OF CARDIOVASCULAR DISEASES. In 1999, the American Heart Association estimated that the U.S. healthcare system spends approximately $178.2 billion annually on the care and treatment of patients with cardiovascular diseases. We believe that our products under development hold the potential to revolutionize the treatment of cardiovascular diseases. We believe that these products could provide a new standard of care, by offering patients simpler, more cost-effective and lower-risk alternatives to currently available treatments.

      MAINTAIN LEADERSHIP IN CARDIOVASCULAR GENE THERAPY. We believe that we have established a leadership position in the field of cardiovascular gene therapy, based on:

    - the depth and breadth of our technology, including our methods of gene therapy and our gene portfolio,

    - the first successful demonstration of gene therapy to promote and enhance angiogenesis in controlled animal studies, and

    - the filing of a commercial investigational new drug application and initiation of Phase 1/2 clinical trials with respect to our first gene therapy product for the promotion and enhancement of angiogenesis.


In addition, we have five other gene therapy products in various stages of development that focus on cardiovascular diseases. We intend to continue to focus our resources exclusively on the field of cardiovascular gene therapy in order to maintain our leadership position.

      EXPAND, ENHANCE AND PROTECT OUR INTELLECTUAL PROPERTY POSITIONS. We have developed non-surgical methods of gene therapy which enable efficient delivery of genes to the heart. Our methods for delivering angiogenic genes to the heart are the subject of a U.S. patent which was issued in August 1998. We have assembled a broad portfolio of human genes to promote and enhance angiogenesis including fibroblast growth factor or FGF genes, and vascular endothelial growth factor or VEGF genes, and other human genes for use with our methods of cardiovascular gene therapy. We intend to leverage the depth of this portfolio in the development of our future products. In conjunction with our scientific collaborators, we have developed significant expertise with respect to the design and delivery of adenovirus vectors in gene therapy. We are seeking to refine and enhance our methods of gene therapy to include, for example, adeno-associated viral and other gene delivery vectors. We expect to broaden the application of such methods to the treatment of other cardiovascular diseases. We intend to continue to pursue a strategy of internal development and in-licensing of technologies and genes to broaden our product development programs. In addition, we intend to vigorously protect our intellectual property position.

      ESTABLISH STRATEGIC COLLABORATIONS TO ENHANCE PRODUCT DEVELOPMENT AND COMMERCIALIZATION. We intend to focus on research and development of products while leveraging our technology through the establishment of collaborations with pharmaceutical and biotechnology companies primarily in the areas of product development, manufacturing and marketing. We have an exclusive arrangement with Schering AG covering gene therapy products to promote and enhance angiogenesis. For other products, we intend to select potential development and/or commercialization partners after we have completed preclinical research and, in some cases, clinical studies. We believe that this will allow us to assess more accurately the potential commercial value of our products, select a partner on more favorable terms than would otherwise be available at earlier stages, and minimize the financial burden to fund development programs by obtaining up-front and milestone payments, technology access fees and development funding. We expect that in the event of successful commercialization of our products, royalties on worldwide sales of such products would generate significant revenues in the long-term.

CARDIOVASCULAR DISEASE AND CURRENT TREATMENTS

      Cardiovascular disease is the leading cause of death in the U.S. We are focusing on the following types of cardiovascular disease:

      CORONARY ARTERY DISEASE. The coronary arteries supply blood to the heart muscle. When insufficient oxygen reaches the heart muscle as a result of restricted blood flow, a condition called myocardial ischemia develops that may result in a heart attack or death. Brief episodes of ischemia often result in chest pain or angina. Nearly all ischemic heart disease is due to atherosclerotic disease of the coronary arteries. Atherosclerosis is a general term for the build-up of fatty and cholesterol plaque deposits on the inside lining of arterial walls thereby restricting blood flow. Restoring blood flow is the most effective method to relieve painful ischemic symptoms and to reduce the long-term risk of a heart attack. When blood flow through coronary arteries is insufficient, myocardial ischemia occurs and ischemic injury signals are generated. In response to these signals, the body's natural healing process is initiated and the heart may develop limited collateral circulation in an effort to restore blood flow. Research has shown that the extent of natural collateral vessel formation in the heart is often inadequate to provide full restoration of blood flow to ischemic tissue. The American Heart Association reported in 1999 that an estimated 12 million patients in the U.S. had coronary artery disease, including approximately 6.2 million patients with angina. Current treatments for coronary artery disease include drug therapy, coronary artery bypass surgery and catheter-based treatments, including angioplasty, atherectomy and coronary stenting.

      Cardiovascular drug therapy represents the largest component of the worldwide pharmaceutical market; however, this therapy, in many cases:

-  only treats symptoms,
-  is not a cure for coronary artery disease,
-  requires long-term administration,
-  has adverse side effects, and
-  is costly.

      Coronary artery bypass surgery is highly invasive and traumatic to the patient. However, it is often considered the most effective and long-lasting treatment currently available for severe coronary artery disease. While current catheter-based treatments such as angioplasty and coronary stents are less invasive, they are limited by restenosis, a narrowing of the treated coronary artery, which often requires additional interventions. The American Heart Association has estimated that in 1996 the number of surgical procedures in the U.S. for the treatment of coronary artery disease totaled 1.2 million. These procedures included approximately 598,000 coronary artery bypass surgeries and approximately 666,000 angioplasty procedures.

      PERIPHERAL VASCULAR DISEASE. Peripheral vascular disease results from decreased blood flow in patients with atherosclerosis, usually in the lower limbs. Based on an IMS Health marketing report which was prepared in 1996, there were an estimated 726,000 patients in the U.S. suffering from peripheral vascular disease, of whom over 100,000 would require a limb amputation. Current treatments for patients with peripheral vascular disease include drug therapy in the initial stages of the disease and surgery if the disease has progressed or is incapacitating. If drug therapy is selected, agents designed to improve blood flow by decreasing blood viscosity and low dose aspirin are therapies of choice. When these agents are used in combination with a program of daily walking and ceasing smoking, improved function may be obtained and the need for invasive surgical therapies may be postponed or eliminated. Surgical intervention includes arterial grafting, surgical removal of the fatty plaque deposits and endovascular treatments such as angioplasty.

      CONGESTIVE HEART FAILURE. Congestive heart failure is caused when the heart is unable to contract adequately to pump blood throughout the body. The normal physiological stimulation of heart function is generated when chemical transmitters known as catecholamines bind with certain receptors on the surfaces of heart cells, triggering a series of events that result in increased heart rate and force of contraction. In congestive heart failure, the heart is unable to respond adequately to catecholamines. According to the American Heart Association, in 1999 there are an estimated 4.6 million patients in the U.S. who have congestive heart failure which is the single most frequent cause of hospitalization for people 65 and older. According to the American Heart Association, approximately 50% of patients with congestive heart failure die within five years of diagnosis. Current treatments for congestive heart failure include drug therapy, and rarely, heart transplantation. Currently available drug treatments generally only treat symptoms and have a limited effect on the progression of the disease.

      HEART ATTACK. A heart attack occurs when a blockage in a coronary artery severely restricts or completely stops blood flow to a portion of the heart. When blood supply is greatly reduced or stopped for more than a short time, heart muscle cells die. Heart muscle cells do not have the capacity to multiply to replace the dead cells. In the healing phase after a heart attack, white blood cells migrate into the area and remove the dead heart muscle cells, and fibroblast cells proliferate and form a fibrous collagen scar in the affected region of the heart. Following a heart attack, the heart's ability to maintain normal function will depend on the location of the damage and the amount of damaged tissue. The American Heart Association estimated that in 1999 approximately 1.1 million patients would have a heart attack and an estimated 350,000 patients would die as a direct result of a heart attack. Current therapeutic treatments for heart attack focus on acute care upon the onset of a heart attack and on long-term care to limit the development of heart failure and recurrent heart attack. A form of drug therapy may be used to dissolve a blood clot immediately following a heart attack. After a heart attack, patients generally are required to take medicines to alleviate symptoms and to make certain lifestyle changes, such as altering their diet, increasing their exercise levels and ceasing smoking.

GENE THERAPY

      Gene therapy is an approach to the treatment and prevention of genetic and acquired diseases. This approach involves the insertion of genetic information into target cells to cause the cells to produce specific proteins needed to correct or modulate disease conditions.

Proteins are fundamental components of all living cells and are essential for cellular structure, growth and function. By directing the cells to produce specific proteins, gene therapy offers the opportunity to correct defects or diseases that could not formerly be treated.

      A key factor in the progress of gene therapy is the development of safe and efficient methods of transferring genes into cells. The most common gene delivery approach relies on viral gene transfer, in which modified viruses are used to transfer the desired genetic material into cells. This method involves the incorporation of a target gene into a delivery system called a vector. A number of different viral vectors, including adenovirus, adeno-associated virus and retrovirus, are being used for potential gene therapy applications.

      The use of viruses takes advantage of their ability to introduce genes into host cells and to use the host's metabolic machinery to produce proteins essential for the survival and function of the virus. Viruses used as vectors are genetically modified: (1) to remove the DNA necessary for the virus to reproduce, and (2) to contain the desired gene. In order to achieve a therapeutic effect, the viral vector must carry the desired gene and transfer that gene into a sufficient number of target cells.

COLLATERAL'S APPROACH

      Our non-surgical cardiovascular gene therapy approach is focused on angiogenesis, myocardial adrenergic signaling, and heart muscle regeneration.

      ANGIOGENESIS. We are developing non-surgical gene therapy treatments to enhance and promote angiogenesis for the treatment of coronary artery disease, peripheral vascular disease and congestive heart failure. GENERX-TM-, our initial angiogenic product candidate, is presently in Phase 1/2 human clinical trials.

      Our methods of gene therapy are based on intravascular delivery of a gene designed to enhance and promote angiogenesis. This delivery of genetic information into the heart cells produces a specific protein to stimulate site-specific angiogenesis. We have designed our initial gene therapy products for non-surgical administration by an interventional cardiologist using our methods of gene therapy. These methods involve a one-time intra-coronary infusion of the product through a standard cardiac catheter, which could be administered at the time of initial angiography, on an out-patient basis. Gene transfer is accomplished using a human adenovirus vector which has been rendered replication-deficient and made incapable of causing a typical infection.

      Our chief scientist led animal studies which demonstrated that gene therapy with human angiogenic growth factor genes resulted in efficient gene transfer to the heart. In addition, the studies demonstrated in an animal model that gene therapy, for the first time, fully restored regional blood flow and heart function in an ischemic region of the heart. The results were achieved within two weeks of a one-time treatment and the effects persisted over the study period of 12 weeks following the administration of gene therapy, without any significant side effects such as inflammation or immune response. Longer term preclinical studies are in progress.

      MYOCARDIAL ADRENERGIC SIGNALING. We are also developing methods of gene therapy to enhance myocardial adrenergic signaling in patients with advanced congestive heart failure by increasing the heart's ability to contract in response to catecholamine stimulation, an aspect of the heart's normal physiological response. In severe heart failure, the ability of the heart to respond to catecholamines is markedly impaired. In our preclinical research, investigators demonstrated that gene therapy could be used to produce the protein adenylylcyclase in heart muscle cells. Production of this protein in animals caused an increase in the response to catecholamine stimulation which in turn enhanced the heart's ability to contract.

      HEART MUSCLE REGENERATION. We are also developing methods of gene therapy for the treatment of heart attack. Our research on the treatment of heart attack is focused on the regeneration of heart muscle to reduce the effects of muscle cell death and possibly improve heart performance following a heart attack. We are sponsoring discovery research to identify genes that may have the capacity to reduce the formation of scar tissue in the heart. If these genes are confirmed to have the capacity to reduce scar formation, we plan to develop a non-surgical gene therapy product that could be delivered by intra-coronary administration following heart attack using our methods of gene therapy.

CORE TECHNOLOGIES

      Collateral's non-surgical gene therapy products use technology which includes methods of gene therapy, therapeutic genes, and gene delivery vectors.

      METHODS OF GENE THERAPY. Our core technologies are focused on the administration of therapeutic genes to patients through the use of non-surgical, intravascular delivery. The products are being developed to be administered by an interventional cardiologist through a standard cardiac catheter. We intend to use this technology to provide a means to increase production of a specific protein in living cells and thereby alter cell function as a therapy to treat a disease condition. Our method for delivering angiogenic genes to the heart is the subject of a U.S. patent which was issued in August 1998. Please see "Risks Related to Our Business--Our Products May Not Successfully Complete Clinical Trials Required for Commercialization" and "Risks Related to Patents and Proprietary Information" for further information regarding these methods.

      PORTFOLIO OF THERAPEUTIC GENES. Genes which regulate biological activity in the cardiovascular system are key enabling components of our core technologies. Our portfolio consists of genes which we either discovered or exclusively licensed for use in the development of cardiovascular gene therapy products. Most of the genes in our portfolio are subject either to issued patents or pending patent applications. These genes include numerous human genes in the FGF and VEGF families which may be used in our products which promote or enhance angiogenesis. In addition, we have filed U.S. and international patent applications for the human adenylylcyclaseVI or the AC-6 gene which may be used with our CORGENIC-TM- gene therapy product. Please see "Risks Related to Our Business--Risks Related to Patents and Proprietary Information" for further information regarding our patents.

      GENE DELIVERY VECTORS. We are using the human adenovirus gene delivery vector, rendered replication-deficient by deleting specific portions of its DNA and incorporating a particular therapeutic gene. We believe that the following features of adenovirus vectors make them particularly well-suited for the treatment of a number of human diseases:

      - Unlike some other types of viral systems, adenovirus vectors can introduce genes into non-dividing cells, such as heart muscle cells, or slowly dividing cells;

      -   Adenoviruses can be rendered replication-deficient;

      - Naturally occurring adenoviruses usually result in no more than mild self-limited viral symptoms; and

      -   Adenovirus vectors can be easily and efficiently manufactured.


      We are attempting to build our position in gene delivery vectors through the development and acquisition of exclusive rights to inventions that provide important enhancements to currently available adenovirus vectors. We are seeking to refine and enhance our proprietary methods of gene therapy to include, for example, adeno-associated viral and other gene delivery vectors, and to broaden the application of our methods of gene therapy to treat other cardiovascular diseases.

PRODUCT DEVELOPMENT PROGRAMS

      GENERX-TM-, which uses the FGF-4 gene in an adenovirus vector, is our initial angiogenic product for the treatment of coronary artery disease and is designed to relieve stable exertional angina. In May 1998, Berlex Laboratories, Inc., a subsidiary of our partner Schering AG, initiated a Phase 1/2 clinical trial for GENERX-TM- in collaboration with us. The trial, which is placebo-controlled and double-blind, will enroll up to 100 patients and is being conducted in approximately 10 major cardiovascular centers in the U.S. This trial will evaluate safety and efficacy at up to six dose levels of GENERX-TM- in patients with chronic stable exertional angina due to atherosclerosis.

      GENEVX-TM-, which uses a VEGF gene in an adenovirus vector, is our second product for the promotion and enhancement of angiogenesis for the treatment of coronary artery disease and is also designed to relieve stable exertional angina. We are currently conducting preclinical studies in order to support an investigational new drug application for this product in collaboration with Schering AG. We believe that this product has the potential to stimulate the growth of collateral blood vessels that will increase blood flow and improve heart function in an ischemic region of the heart.

      GENVASCOR-TM-, which uses the FGF-4 gene in an adenovirus vector, is our first product for the promotion and enhancement of angiogenesis for the treatment of peripheral vascular disease. We are currently conducting preclinical studies in order to support an investigational new drug application for this product in collaboration with Schering AG. We believe that this product has the potential to stimulate the growth of collateral blood vessels which will increase blood flow and function in ischemic regions of the lower limbs.

      We are developing two products for the treatment of congestive heart failure. GENECOR-TM- is based on our angiogenesis technology and its application to the treatment of certain types of congestive heart failure. CORGENIC-TM- is our first product being developed to enhance the heart's ability to contract. We are presently conducting preclinical studies of CORGENIC-TM- to support an investigational new drug application.

      We are conducting discovery research to develop a potential product, MYOCOR-TM-, for the treatment of heart attack. MYOCOR-TM- is intended to cause the regeneration of heart muscle to reduce the effects of muscle cell death and possibly improve heart performance following a heart attack.

                                  RISK FACTORS

      YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO OTHER INFORMATION IN THIS REGISTRATION STATEMENT, BEFORE PURCHASING SHARES OF OUR COMMON STOCK. EACH OF THESE RISK FACTORS COULD ADVERSELY AFFECT OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION, AS WELL AS ADVERSELY AFFECT THE VALUE OF AN INVESTMENT IN OUR COMMON STOCK.

RISKS RELATED TO OUR BUSINESS

      ALL OF OUR PRODUCTS ARE IN AN EARLY STAGE OF DEVELOPMENT AND MAY NEVER BE SUCCESSFULLY COMMERCIALIZED WHICH WOULD HAVE AN ADVERSE IMPACT ON YOUR INVESTMENT AND OUR BUSINESS. All of our potential products are in the early stages of development. Even if they advance in development we cannot be sure that we or our partners could obtain regulatory product approvals. Before we can sell our products, we must undertake the time-consuming and costly process of developing, testing and obtaining regulatory approval for each product. To date, only one of our products, GENERX-TM-, has advanced to clinical trials. To date, regulatory authorities have not reviewed or approved any of our products.

      After developing, testing and obtaining regulatory product approval, we, alone or with others, must market and sell our products to achieve profitable operations. We do not expect our products to be available for sale for a number of years, if at all. There are many reasons that we may fail in our efforts to develop our products, including the possibility that:

      - our products will be ineffective, toxic or will not receive regulatory clearances;

      - our products will be too expensive to manufacture or market or will not achieve broad market acceptance;

      - others will hold proprietary rights that will prevent us from marketing our products; or

      -   others will market equivalent or superior products.

The success of our business depends on our ability to successfully develop and market our products.

      OUR PRODUCTS MAY NOT SUCCESSFULLY COMPLETE CLINICAL TRIALS REQUIRED FOR COMMERCIALIZATION.

      IF OUR PRODUCT CANDIDATES DO NOT SUCCESSFULLY COMPLETE THE CLINICAL TRIAL PROCESS, WE WILL NOT BE ABLE TO MARKET THEM. We cannot be certain that we will successfully complete clinical trials necessary to receive regulatory product approvals. This process is lengthy and expensive. To obtain regulatory approvals, we must demonstrate through preclinical studies and clinical trials that our products are safe and effective for use in at least one medical indication. Promising results in preclinical studies and initial clinical trials do not ensure successful results in later clinical trials, which test broader human use of our products. Many companies in our industry have suffered significant setbacks in advanced clinical trials, despite promising results in earlier trials. Clinical trials may not result in a marketable product.

      Many factors may adversely affect clinical trials. For example, clinical trials are often conducted with patients who have the most advanced stages of disease. During the course of treatment, these patients can die or suffer other adverse conditions for reasons that may not be related to the proposed product being tested. These reactions may nevertheless adversely affect our clinical trial results and our business.

      In addition, our ability to complete clinical trials depends on many factors, including obtaining adequate clinical supplies and having a sufficient rate of patient recruitment. For example, patient recruitment is a function of many factors, including:

      -   the size of the patient population,

      -   the proximity of patients to clinical sites, and

      -   the eligibility criteria for the trial.


      Even if patients are successfully recruited, we cannot be sure that they will complete the treatment process. Delays in patient enrollment or treatment in clinical trials may result in increased costs, program delays or both, which could adversely affect us.

      With respect to foreign markets, we or our partner will also be subject to foreign regulatory requirements governing clinical trials. Even if we complete clinical trials, we may not be able to submit a marketing application. If we submit an application, the regulatory authorities may not review or approve it in a timely manner, if at all.

           OUR COLLABORATORS MAY CONTROL ASPECTS OF OUR CLINICAL TRIALS WHICH COULD RESULT IN DELAYS OR OTHER OBSTACLES TO THE COMMERCIALIZATION OF THESE PRODUCTS. Our collaborative partners may have or acquire rights to control aspects of our product development and clinical programs. For example, Schering AG has rights to control the planning and implementation of product development and clinical programs related to angiogenic gene therapy products. As a result, we may not be able to conduct these programs in the manner or on the time schedule we currently contemplate.

           OUR PRODUCTS MAY HAVE UNACCEPTABLE SIDE EFFECTS WHICH COULD DELAY OR PREVENT PRODUCT APPROVAL. Possible side effects of gene therapy technologies may be serious and life-threatening. The occurrence of any unacceptable side effects during or after preclinical and clinical testing of our potential products could delay approval of our products and adversely affect our business. For example, possible serious side effects of viral vector-based gene transfer include viral infections resulting from contamination with replication-competent viruses and inflammation or other injury to the heart or other parts of the body. In addition, the development of cancer in a patient is a possible side effect of all methods of gene transfer. Furthermore, there is a possibility of side effects or decreased effectiveness associated with an immune response toward any viral vector or gene used in gene therapy. The possibility of such response may increase if there is a need to deliver the viral vector more than once.

       WE HAVE INCURRED LOSSES SINCE INCEPTION AND MAY NEVER BE PROFITABLE. We formed Collateral in 1995 and have only a limited operating history to review in evaluating our business and prospects. We have incurred operating losses since our inception in 1995. As of June 30, 1999, our accumulated deficit was approximately $11.0 million. We expect to incur additional losses for the foreseeable future. We also expect our losses to increase as our research and development efforts and clinical trials progress.

       Our revenues to date have consisted of payments under our collaborative arrangements and interest income. To date, we have not generated any revenue from product sales. We do not expect to generate any revenue from our products for a number of years, if at all. If we, alone or with our collaborators, do not successfully develop, manufacture and commercialize our products, we may never achieve profitability. Even if we do achieve profitability, we cannot predict the level of such profitability.

RISKS RELATED TO PATENTS AND PROPRIETARY INFORMATION.

           IF OUR PRODUCTS ARE NOT EFFECTIVELY PROTECTED BY VALID ISSUED PATENTS OR IF WE ARE NOT OTHERWISE ABLE TO PROTECT OUR PROPRIETARY INFORMATION IT COULD HARM OUR BUSINESS. Our business success will depend in part on our ability and that of our licensors to:

      - obtain patent protection for our methods of gene therapy, therapeutic genes and/or gene-delivery vectors both in the U.S. and in foreign countries,

      -   defend patents once obtained,

      - maintain trade secrets and operate without infringing upon the patents and proprietary rights of others, and

      - obtain appropriate licenses to patents or proprietary rights held by others with respect to our technology, both in the U.S. and in foreign countries.


           IF WE ARE NOT ABLE TO MAINTAIN ADEQUATE PATENT PROTECTION FOR OUR PRODUCTS, WE MAY BE UNABLE TO PREVENT OTHER COMPANIES FROM USING OUR TECHNOLOGY IN COMPETITIVE PRODUCTS. We cannot be certain that we or our collaborators will have adequate patent protection for our products. To date, we have exclusively licensed specific rights covered by two issued U.S. patents. We have also filed or have licensed rights to more than 10 currently pending patent applications in the U.S. relating to our technology, as well as various foreign counterparts of these applications. We intend to continue filing applications for patents covering our methods of gene therapy, therapeutic genes and gene delivery vectors. We cannot be certain that patents will issue from any of these applications. Even if patents are issued to us or to our licensors, these patents may be challenged, held unenforceable, invalidated or circumvented. In addition, the rights granted may provide insufficient proprietary protection or commercial advantage.

       The patent positions of pharmaceutical and biotechnology companies, including our own, are often uncertain and involve complex legal and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before, and in some cases after, a patent is issued. We do not know whether any patent applications will result in the issuance of patents. If any patents are issued, we do not know whether the patents will be subjected to further proceedings limiting their scope, whether they will provide significant proprietary protection or will be held unenforceable, circumvented or invalidated. Patent applications in the U.S. are maintained in secrecy until patents issue. Patent applications in other countries generally are not published until up to 18 months after they are first filed. Further, publication of discoveries in scientific or patent literature often lags behind actual discoveries. As a result, we cannot be certain that we were or any licensor was the first creator of inventions covered by our patents or applications or that we were or our licensor was the first to file such patent applications. Changes in patent laws may also adversely affect the scope of our patent protection and our operations.

       A number of pharmaceutical and biotechnology companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to our business. Some of these technologies, applications or patents may conflict with our technologies or patent applications. A conflict could limit the scope of the patents, if any, that we may be able to obtain or result in denial of our or our licensors' patent applications. In addition, if patents that cover our activities are issued to other companies, we cannot be sure that we could develop or obtain alternative technology.

       In addition, some of our products rely on patented inventions developed using U.S. government resources. The U.S. government retains rights in such patents, and may choose to exercise its rights.

           WE MAY BE SUBJECT TO COSTLY CLAIMS AND IF WE ARE UNSUCCESSFUL IN RESOLVING CONFLICTS REGARDING PATENT RIGHTS, WE MAY BE PREVENTED FROM DEVELOPING OR COMMERCIALIZING OUR PRODUCTS. Numerous patent applications and patents related to our business could result in third party claims against us. As the biotechnology industry expands and more patents are issued, the risk increases that our processes and potential products may give rise to claims that they infringe on the patents of others. Others could bring legal actions against us claiming damages and seeking to stop clinical testing, manufacturing and marketing of the affected product or use of the affected process. Litigation may be necessary to enforce our proprietary rights or to determine the enforceability, scope and validity of proprietary rights of others. If we become involved in litigation, it could be costly and divert our efforts and resources. In addition, if any of our competitors file patent applications in the U.S. claiming technology also invented by us, we may need to participate in interference proceedings held by the U.S. Patent and Trademark Office to determine priority of invention and the right to a patent for the technology. Like litigation, interference proceedings can be lengthy and often result in substantial costs and diversion of resources.

       If there were an adverse outcome of any litigation or interference proceeding we could have potential liability for significant damages. In addition, we could be required to obtain a license to continue to make or market the affected product or use the affected process. Costs of a license may be substantial and could include ongoing royalties. We may not be able to obtain such a license on acceptable terms.

           WE MAY NOT HAVE ADEQUATE PROTECTION FOR OUR UNPATENTED PROPRIETARY INFORMATION WHICH COULD ADVERSELY AFFECT OUR COMPETITIVE POSITION. We also rely on trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position. However, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. To protect our trade secrets, we require confidentiality agreements upon beginning employment, consulting or collaboration with us. Agreements with employees also provide that all inventions resulting from work performed by them while in our employ will be our exclusive property. However, these agreements may not provide meaningful protection of our trade secrets or adequate remedies in the event of unauthorized use or disclosure of such information. Likewise, our trade secrets or know-how may become known through other means or be independently discovered by our competitors. Any of these events could adversely affect our business.

RISKS RELATED TO OUR RELIANCE ON COLLABORATIVE RELATIONSHIPS AND LICENSING ARRANGEMENTS.

           WE MAY NOT BE ABLE TO SUCCESSFULLY ESTABLISH AND MAINTAIN COLLABORATIVE AND LICENSING ARRANGEMENTS WHICH COULD HINDER OR PREVENT OUR ABILITY TO DEVELOP AND COMMERCIALIZE OUR POTENTIAL PRODUCTS. Our strategy for the development, testing, manufacturing and commercialization of our potential products relies on our establishing and maintaining collaborations with corporate partners, licensors, licensees and others. At present we have a collaboration with Schering AG in the area of angiogenic gene therapy. We may not be able to maintain or expand this collaboration or establish additional collaborations or licensing arrangements necessary to develop and commercialize potential products based on our technology. If we are successful in establishing additional collaborations or licensing arrangements, they may not be on favorable terms. Any failure to enter into additional collaborative or licensing arrangements on favorable terms would adversely affect our business. The development programs contemplated by the collaborations or licensing arrangements also may not ultimately be successful.

       Under our current strategy, and for the foreseeable future, we will rely on our collaborative partners to develop and/or market our products. As a result, we will depend on collaborators to perform the following activities:

      -   fund preclinical studies,

      -   fund clinical development,

      -   obtain regulatory approval, and

      -   manufacture and market any successfully developed products.


           IF WE ARE NOT ABLE TO CONTROL THE AMOUNT AND TIMING OF RESOURCES OUR CURRENT AND FUTURE COLLABORATORS DEVOTE TO OUR PROGRAMS OR POTENTIAL PRODUCTS, OUR PRODUCT DEVELOPMENT COULD BE DELAYED OR TERMINATED, WHICH WOULD ADVERSELY AFFECT OUR BUSINESS. Our collaborators may have significant discretion over whether or not to pursue development activities with us. We also cannot be certain that our collaborators will not pursue alternative technologies, on their own or with others, to develop competitive gene therapy products. If our collaborators develop competitive products, they may withdraw support for our programs. Our collaborative partners also may breach or terminate our agreements or otherwise fail to conduct their collaborative activities successfully. As a result, our product development could be delayed or terminated, which would adversely affect our business. In addition, revenues we receive from marketed products under our collaborations may depend on the marketing and sales efforts of our collaborators.

       Disputes may arise with our collaborators about who has ownership rights to any technology developed. These disputes could have the following results:

      -   delay achievement of milestones or receipt of milestone payments,

      - adversely affect collaborative research, development and commercialization of potential products, or

      -   lead to litigation or arbitration.

Any of these results could be time consuming, expensive and adversely affect our business.

           IF SCHERING TERMINATES OUR COLLABORATION AGREEMENT OR DEVELOPMENT PROGRAMS, WE MAY NOT BE ABLE TO DEVELOP OUR PRODUCTS ON COMMERCIALLY REASONABLE TERMS, IF AT ALL. We have entered into a research and development collaboration with Schering AG in the field of angiogenic gene therapy. Under this agreement, Schering AG has the following rights that could adversely affect the development of potential products under our collaboration:

      - discretion to pursue or not to pursue any development programs with us,

      - the right to terminate the agreement at any time if we materially breach the agreement or on 60 days written notice subject to the payment of a termination fee, and

      - the right to terminate the agreement upon 90 days written notice, without payment of a termination fee, if a competitor of Schering AG or us acquires substantially all of our assets or 49% or more of our voting stock.

We cannot be certain that this collaboration will continue or will be successful.

       We also intend to rely on our collaboration with Schering AG for significant continued funding of our angiogenic gene therapy research efforts. We cannot be certain Schering AG will continue to fund this research, especially if they develop competitive products. If they reduce or terminate this funding, we may have to fund clinical trials, product development and commercialization ourselves by using additional resources or by scaling back or terminating other research and development programs. If Schering AG withdraws support for our programs, it could have a material adverse effect on our business. We also may need to seek alternative collaborations or financing sources or sell or license rights to some of our proprietary technology.

       IF WE NEED ADDITIONAL FUNDS AND ARE UNABLE TO RAISE THEM, WE WOULD HAVE TO CURTAIL OR CEASE OPERATIONS. We will need substantial additional resources to develop our products. Our future capital requirements will depend on many factors, including:

      - the pace of scientific progress in our research and development programs,

      -   the magnitude of our research and development programs,

      -   the scope and results of preclinical studies and clinical trials,

      -   the time and costs involved in obtaining regulatory approvals,

      - the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims,

      -   the costs involved in any potential litigation,

      -   competing technological and market developments,

      -   our ability to establish additional collaborations,

      -   changes in existing collaborations,

      - our dependence on others for development and commercialization of our potential products,

      -   the cost of manufacturing, and

      -   the effectiveness of our commercialization activities.


       We believe that our cash and anticipated sources of funding, including Schering AG and the net proceeds of this offering, will be adequate to satisfy our anticipated capital needs for at least the next two years. If our plans change, we may need to raise additional funds through new or existing collaborations or through private or public equity or debt financings. However, additional financing may not be available on acceptable terms or at all.

       IF OUR OPERATING RESULTS FLUCTUATE SIGNIFICANTLY, IT COULD MATERIALLY ADVERSELY AFFECT YOUR INVESTMENT AND OUR BUSINESS. We expect that our operating results will fluctuate from quarter to quarter based on when we incur expenses and receive revenues from our collaborative arrangements and other sources. We believe that some of these fluctuations may be significant. The level of funding by Schering AG may vary or they may withdraw funding altogether from one or more of our products. If Schering AG were to withdraw funding, it could have a material adverse affect on our business.

       WE DEPEND ON THIRD-PARTY MANUFACTURERS OR COLLABORATORS TO MANUFACTURE OUR PRODUCTS WHICH MAY DELAY OR IMPAIR OUR ABILITY TO DEVELOP AND COMMERCIALIZE PRODUCTS ON A TIMELY AND COMPETITIVE BASIS OR ADVERSELY AFFECT OUR POTENTIAL FUTURE PROFITABILITY. We do not have internal manufacturing capabilities. Our current strategy is to establish relationships with our collaborators and others to manufacture our products for clinical trials and commercial sales. To date, we have established a manufacturing relationship as part of our collaboration with Schering AG. The agreement provides that Schering AG is solely responsible for manufacturing gene therapy products developed under our collaboration. We cannot be certain, however, that we will be able to maintain our relationship with Schering AG or establish relationships with other manufacturers on commercially acceptable terms. Any failure to do so would adversely affect our business.

       Further, our manufacturers may experience a variety of problems in manufacturing our products, including:

      - an inability to manufacture commercial quantities of our products on a cost-effective basis,

      - non-compliance with Good Manufacturing Practices mandated by the FDA or by any foreign regulatory authority,

      -   manufacturing or quality control problems, or

      - an inability to obtain or maintain the governmental licenses and approvals required to manufacture our products.

       We will need to rely on third parties to market, sell and distribute our products and those third parties may not perform successfully. We do not have internal marketing and sales capabilities and may not be able to successfully market and sell our products. Our current strategy is to market and sell our products through our collaborative partners. For example, our collaboration with Schering AG provides that they will be solely responsible for marketing and selling gene therapy products we develop together. We cannot be certain, however, that we will be able to maintain our relationship with Schering AG or establish relationships with other drug or healthcare companies with distribution systems and direct sales forces on commercially acceptable terms. If we are required to market and sell our products directly, we will need to develop a marketing and sales force with technical expertise and distribution capability. Creating a marketing and sales infrastructure is expensive and time-consuming and thus could divert resources from other aspects of our business. In addition, to the extent we enter into co-promotion or other licensing arrangements, any revenues we receive will be dependent on the efforts of others, and we cannot be certain that their efforts will be successful.

       OUR PRODUCTS MAY NOT BE COMMERCIALLY SUCCESSFUL BECAUSE PHYSICIANS AND PATIENTS MAY NOT ACCEPT THEM. Our success will depend on the market acceptance of our products. Failure to achieve or maintain significant market acceptance would adversely affect our business. The degree of market acceptance will depend upon a number of factors, including:

      -   the receipt and scope of regulatory approval,

      - the establishment and demonstration in the medical community of the safety and effectiveness of our products and their potential advantages over other treatments, and

      -   reimbursement policies of government and healthcare payors.


       In the past, parts of the medical community have been concerned with the potential safety and effectiveness of gene therapy products derived from disease-causing viruses, such as adenoviruses, which we use in our proposed gene therapy products. Physicians, patients, payors or the medical community in general may not accept our products as safe or may not use any product that we may develop.

       IF WE ARE NOT ABLE TO ATTRACT AND RETAIN KEY PERSONNEL AND ADVISORS, IT MAY ADVERSELY AFFECT OUR ABILITY TO OBTAIN FINANCING OR DEVELOP OUR PRODUCTS. Our success depends on the key members of our scientific and management staff. The loss of one or more of these key members could impede our development objectives. We do not have employment agreements with our scientific or management staff. Certain key scientific staff members have entered into scientific advisory consulting agreements with us. However, these agreements may be terminated at any time by either party.

       Our future success also depends on recruiting additional qualified management, operations and scientific personnel. To pursue our research and development programs, we will need to hire additional qualified scientists and managers. There is intense competition for these qualified personnel among numerous pharmaceutical and biotechnology companies, universities and other research institutions. We may not be able to continue to attract and retain the personnel necessary to develop our business. Any failure to attract and retain key personnel could adversely affect our business.

       In addition, we rely on the members of our scientific advisory board to help formulate our research and development strategy. All of our scientific advisors are employed by others and may have commitments to, or consulting contracts with, other entities that may limit their availability to us. Each scientific advisor has agreed not to perform services for us that might conflict with services the advisor performs for another entity. However, a conflict of interest could result from these services and could adversely affect our business.

       IF WE BECOME SUBJECT TO PRODUCT LIABILITY CLAIMS, IT MAY RESULT IN REDUCED DEMAND FOR OUR PRODUCTS OR DAMAGES THAT EXCEED OUR INSURANCE LIMITATIONS. Our business exposes us to potential product liability risks that are inherent in the testing, manufacture and sale of human healthcare products. We have some product liability insurance for our Phase 1/2 human clinical trial for GENERX-TM-. As it becomes necessary, we intend to expand our insurance coverage to include clinical trials of other products under development and the manufacture and commercial sale of our potential products. We may be unable to obtain additional product liability insurance on commercially acceptable terms. Failure to obtain product liability insurance or to otherwise protect against product liability claims could prevent or delay the commercialization of our products. If we do not have insurance or adequate insurance, a successful product liability claim or series of claims could adversely affect our business. In addition, a product recall could adversely affect our business.

       WE MAY INCUR SUBSTANTIAL COSTS RELATED TO OUR USE OF HAZARDOUS MATERIALS. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials. Although we believe that our activities currently comply with these laws and regulations, the risk of contamination or injury still exists. For example, if an accident occurs we could be responsible for any damages and the amount of the damages could exceed our resources. In addition, we may incur significant costs to comply with environmental laws and regulations in the future.

       OUR STOCK PRICE IS SUBJECT TO SIGNIFICANT FLUCTUATIONS WHICH COULD ADVERSELY AFFECT OUR ABILITY TO RAISE ADDITIONAL CAPITAL WHICH COULD IN TURN DELAY COMMERCIALIZATION OF OUR PRODUCTS. The market prices and trading volumes for securities of emerging companies in our industry have historically been highly volatile and have experienced significant fluctuations. Often, these fluctuations have been unrelated or disproportionate to the operating performance of companies. The market price of our common stock may be affected by announcements regarding:

      -   results of research,

      -   development testing,

      -   technological innovations,

      -   new commercial products,

      -   government regulation,

      -   developments concerning proprietary rights,

      -   litigation, or

      -   public perception regarding the safety of our products,

      -   securities analysts' expectations.

       Since our common stock is thinly traded, its price can also fluctuate significantly as a result of large stock transactions.

       OUR CHARTER AND BYLAWS CONTAIN PROVISIONS THAT MAY PREVENT
TRANSACTIONS THAT COULD BE BENEFICIAL TO STOCKHOLDERS. Our charter and bylaws restrict how our stockholders can act to affect us. For example:

      - Our stockholders can only act at a duly called annual or special meeting and they may not act by written consent;

      - Special meetings can only be called by our chief executive officer, president, or chairman of the board or by our president or secretary at the written request of a majority of the board of directors; and

      - Stockholders also must give advance notice to the secretary of any nominations for director or other business to be brought by stockholders at any stockholders' meeting.


       Some of these restrictions can only be amended by a super-majority vote of members of the board and/or the stockholders. These and other provisions of our charter and bylaws, as well as provisions of Delaware law, could prevent changes in our management and discourage, delay or prevent a merger, tender offer or proxy contest, even if the events could be beneficial to our stockholders. These provisions could also limit the price that investors might be willing to pay for our stock.

       In addition, our charter authorizes our board of directors to issue shares of undesignated preferred stock without stockholder approval on terms that the board may determine. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to our other stockholders or otherwise adversely affect their rights and powers, including voting rights. Moreover, the issuance of preferred stock may make it more difficult for another party to acquire, or may discourage another party from acquiring, voting control of us.

       IF WE FAIL TO BE YEAR 2000 COMPLIANT IT COULD DISRUPT OUR BUSINESS ACTIVITIES. The Y2K issue refers to the inability of date-sensitive computer chips, software and systems to accept other than two-digit entries in the date field. As a result, in the Y2K, many systems could mistake "00" for 1900 or any other incorrect year, resulting in system failures or miscalculations. These failures or miscalculations could disrupt operations, including manufacturing, the processing of transactions and other normal business activities. This is a significant issue for most, if not all companies. The ramifications cannot be predicted with any degree of certainty. Our failures or the failures of any of our collaborators', clinical trial sites', suppliers' or any other third parties' computers systems could have a material adverse impact on our operations.

       STATE OF READINESS. We recognize the need to minimize the potential adverse impact of Y2K issues on our operations. We have developed a three-phase program for Y2K systems compliance. The first phase is to assess our key systems for Y2K readiness. This phase includes assessing the impact of third parties whose systems may not be Y2K compliant. The second phase involves the testing of key systems for Y2K deficiencies. The final phase involves the development of contingency plans for unresolved Y2K deficiencies, such as our suppliers and service providers failing to adequately address their Y2K problems.

       ASSESSMENT. Since we are a relatively new company, the majority of our information technology and non-information technology systems were acquired during 1998. We have purchased only well-known hardware and software believed to be Y2K compliant. We do not develop or customize any key software. To further confirm the readiness of critical systems, we obtained documentation from hardware and software manufacturers. This documentation indicated that all such systems were Y2K compliant. Our main systems do not interface directly with those of third parties. We have contacted and will continue to contact key suppliers of goods and services to assess their readiness. However, we are unable to control whether our current and future collaborative partners', clinical trial sites', or suppliers' systems are Y2K compliant. The assessment phase was completed in the first quarter of 1999.

       TESTING. In the first quarter of 1999, we completed testing our workstations in a Y2K environment to ensure systems perform properly. However, we do not intend to test recently purchased software and hardware that have been certified as Y2K compliant by the manufacturers.

       COSTS TO ADDRESS OUR Y2K ISSUES. We are expensing Y2K compliance costs as incurred. We do not expect these costs to be material to our financial position or results of operations. To date the costs related to Y2K issues have been minimal, consisting only of time spent by existing personnel to review systems, to obtain documentation, and to carry out other procedures discussed above. We have not needed to incur capital expenditures to address Y2K problems. We expect our total cost of reviewing and achieving Y2K compliance to be less than $25,000, most of which has been incurred to date. This estimate is based on currently available information and will be updated as we continue our assessment of third party relationships, and proceed with implementation and design contingency plans.

       THE RISKS OF OUR Y2K ISSUES. If any key information technologies or embedded microprocessor technology systems are overlooked, our business could be materially disrupted, for example, our operations could be disrupted to the extent that our suppliers, collaborators, or clinical trial sites are adversely impacted by Y2K.

       Further, if our vendors or the suppliers of our necessary energy, telecommunications and transportation needs fail to provide us with (1) the materials and services which are necessary to develop our products, (2) the electrical power and other utilities necessary to sustain our operations, or
(3) reliable means of transporting supplies to us, such failure could have a material adverse effect on our business.

           OUR CONTINGENCY PLAN. Our contingency plan includes identifying alternatives for all key laboratory suppliers and services. Further, we maintain a short-term back-up power generation system for key scientific equipment at our preclinical research center. The back-up power system is expected to be adequate to sustain our preclinical research center for at least several days. However, we do not maintain a back-up power generation system for our administrative office. Although our contingency plan is essentially complete, we intend to update it on an ongoing basis as needed.

RISKS RELATED TO OUR INDUSTRY

       WE FACE INTENSE COMPETITION IN OUR INDUSTRY WHICH COULD RENDER OUR POTENTIAL PRODUCTS LESS COMPETITIVE OR OBSOLETE AND COULD HARM OUR COMPETITIVE POSITION. In light of the intense competition in our industry, we may not successfully manufacture and market any potential products. We compete with several different types of entities, including early-stage gene therapy companies, fully integrated pharmaceutical companies, universities, research institutions, governmental agencies and other healthcare providers, as well as medical device companies.

       A number of companies and institutions are developing technologies, therapies and/or products that could compete with our potential products. For example, there are a number of potential gene therapy, cell therapy treatments and angiogenic protein infusion therapies which could compete with our potential products. Our products could also compete with drugs or other pharmaceutical products. In addition, a number of new surgical procedures could compete with our potential products, including:

      -   laser-based systems to stimulate angiogenesis in the heart, and

      - catheter-based treatments including balloon angioplasty, atherectomy and coronary stenting.


       Many of our competitors have larger research and development staffs and substantially more financial and other resources. These competitors also have more experience and capability in researching, developing and testing products in clinical trials, in obtaining FDA and other regulatory approvals and in manufacturing, marketing and distribution.

       In addition, the competitive positions of other early stage companies may be enhanced significantly through their collaborative arrangements with large pharmaceutical companies, biotechnology companies or academic institutions, which may be more beneficial than our collaborative arrangements. Our competitors may succeed in developing, obtaining patent protection for, receiving regulatory approvals for, or commercializing products at a more rapid pace. If we are successful in commercializing our products, we will be required to compete with respect to manufacturing efficiency and marketing capabilities, areas in which we have no experience.

       We also compete with others in acquiring products or technology from research institutions, universities or others. Our competitors may develop or acquire new technologies and products that are available for sale before our potential products or are more effective than our potential products.

       Any of these developments could render our potential products less competitive or obsolete, and could have a material adverse effect on our business. Further, gene therapy in general is a new and rapidly developing technology. We expect this technology to undergo significant change in the future. If there is rapid technological development, our current and future products or methods may become obsolete before we can successfully commercialize them.

       WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION IN OUR INDUSTRY AND MAY FAIL TO RECEIVE REGULATORY APPROVAL WHICH COULD PREVENT OR DELAY THE COMMERCIALIZATION OF OUR PRODUCTS.

We and our collaborators are subject to extensive government regulation. The FDA and foreign regulatory authorities require rigorous preclinical testing, clinical trials and other product approval procedures. Numerous regulations also govern the manufacturing, safety, labeling, storage, record keeping, reporting and marketing of our drug products. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. The process of obtaining these approvals and complying with applicable government regulations is time consuming and expensive. The time required to complete testing and obtain approvals is uncertain, and approval may not be obtained. If product modification is needed, the test period could be substantially extended which could adversely affect our business.

       In addition, changes in regulatory policy or additional regulations adopted during product development could also result in delays or rejections. For example, gene therapy is relatively new and is only beginning to be extensively tested in humans. Regulatory authorities may significantly modify the requirements governing gene therapy.

       Even after substantial time and expense, we may not be able to obtain regulatory product approval by the FDA or any equivalent foreign authorities. Moreover, the regulatory authorities may require us or our partners to demonstrate that our products are improved treatments relative to other therapies. If we obtain regulatory product approval, the approval may limit the uses for which we may market the product. After regulatory approval is obtained, our product, its manufacturer and related manufacturing facilities will be subject to continual review and periodic inspections. Any subsequent discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market.

       We are also subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other present and potential future federal, state or local laws and regulations. We or our partners may also be subject to similar regulations in other countries. Failure to comply with such regulatory requirements or to obtain product approvals could impair our ability to market our products and adversely affect our business.

       IF THE COST OF OUR PRODUCTS IS NOT REIMBURSED BY THIRD PARTIES, IT COULD HARM OUR COMMERCIAL SUCCESS. Our commercial success will depend heavily upon whether consumers will be reimbursed for the use of our products. Third-party payors, such as government and private insurance plans, may not authorize or otherwise budget reimbursement for our products. Additionally, third-party payors, including Medicare, are increasingly challenging the prices charged for medical products and services. We may be required to provide substantial cost-benefit data to demonstrate that our products are cost-effective. Third-party payors may not pay the prices set for our products or reimburse consumers for the use of our products. Federal and state regulations also affect the reimbursement to healthcare providers of fees and capital equipment costs in connection with medical treatment.

       HEALTHCARE REFORM MEASURES ARE UNCERTAIN AND MAY ADVERSELY IMPACT THE COMMERCIALIZATION OF OUR PRODUCTS. The efforts of governments and third-party payors to contain or reduce the cost of healthcare will continue to affect our business and financial condition as a biotechnology company. In foreign markets, pricing or profitability of medical products and services may be subject to government control. In the U.S., we expect that there will continue to be federal and state proposals for government control of pricing and profitability. In addition, increasing emphasis on managed healthcare has increased pressure on pricing of medical products and will continue to do so. These cost controls may have a material adverse effect on our revenues and profitability and may affect our ability to raise additional capital. Cost control initiatives could also adversely affect our business in a number of ways, including:

      - decreasing the price we, or any of our partners or licensees, receive for any of our products,

      - preventing the recovery of development costs, which could be substantial, and

      -   minimizing profit margins.


Further, our commercialization strategy depends on our collaborators. As a result, our ability to commercialize our products and realize royalties may be hindered if cost control initiatives adversely affect our collaborators.

       OUR MANAGEMENT AND CONTROLLING STOCKHOLDERS WHICH TOGETHER CONTROL A LARGE PORTION OF OUR COMMON STOCK MAY CONTROL OUR OPERATIONS AND MAKE DECISIONS WHICH YOU DO NOT CONSIDER IN YOUR BEST INTEREST. Our present directors, executive officers and principal stockholders and their affiliates beneficially own approximately 72.6% of our outstanding common stock. As a result, if all or some of these stockholders were to act together, they would be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in our control that may be favored by other stockholders.

       FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD LOWER OUR STOCK PRICE AND IMPAIR OUR ABILITY TO RAISE FUNDS IN NEW STOCK OFFERINGS. The market price of our common stock could drop due to sales of a large number of shares of our common stock or the perception that these sales could occur. Such sales also might make it more difficult for us to sell equity securities in the future at a price that we deem appropriate.

                       WHERE YOU CAN FIND MORE INFORMATION

       We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC's website at http://www.sec.gov.

                      INFORMATION INCORPORATED BY REFERENCE

       The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

       1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998, file no. 000-24505, including certain information in our Definitive Proxy Statement in connection with our 1999 Annual Meeting of Stockholders;

       2. Our Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 1999 and June 30, 1999, file no. 000-24505; and

       3. The description of Collateral's common stock in its registration statement on Form 8-A filed on June 22, 1998, file no. 000-24505, including any amendments or reports filed for the purpose of updating such description.

       4. Our report on Form 8-K filed on August 12, 1999 including an exhibit.

       The reports and other documents that we file after the date of this prospectus will update and supersede the information in this prospectus.

       You may request a copy of these filings, at no cost, by writing or telephoning us at:

                           Collateral Therapeutics, Inc.
                           11622 El Camino Real
                           San Diego, California 92130
                           (858) 794-3400

       YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THE SELLING STOCKHOLDERS ARE NOT AUTHORIZED TO MAKE AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

       Collateral Therapeutics is our registered trademark. This prospectus also includes other trademarks owned by us.

                                 USE OF PROCEEDS

       Collateral will not receive any of the proceeds from the sale of the shares by the selling stockholders.

                              PLAN OF DISTRIBUTION

       Collateral is registering all 2,150,000 shares on behalf of certain selling stockholders. We issued all of the shares to the selling stockholders in a private placement transaction. The selling stockholders named in the table below or pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus (collectively, the selling stockholders) may sell the shares from time to time. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on the Nasdaq National Market or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling stockholders may effect these transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

      - a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

      - purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus,

      - an exchange distribution in accordance with the rules of the respective exchange,

      - ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

      -   in privately negotiated transactions.

       To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

       The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares covered by this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares under this prospectus.

       Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale in compliance with Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

       The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

       Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. Collateral will make copies of this prospectus available to the selling stockholders and has informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

       Collateral will file a supplement to this prospectus, if required, to comply with Rule 424(b) under the Securities Act, upon being notified by a selling stockholder that any material arrangements have been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

      - the name of each such selling stockholder and of the participating broker-dealer(s),

      -   the number of shares involved,

      -   the price at which such shares were sold,

      - the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

      - that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

      -   other facts material to the transaction.

       In addition, upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, Collateral will file a supplement to this prospectus.

       Collateral will bear all costs, expenses and fees in connection with the registration of the shares, other than fees and expenses, if any, of counsel or other advisers to the selling stockholders. In addition, the selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against various liabilities, including liabilities arising under the Securities Act. The selling stockholders have agreed to indemnify Collateral, its directors, officers who sign the Registration Statement, and control persons against various liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

                              SELLING STOCKHOLDERS

       The following table sets forth the number of shares owned by each of the selling stockholders. This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of Collateral's outstanding shares of common stock.

       None of the selling stockholders has had a material relationship with Collateral within the past three years other than as a result of the ownership of the shares or other securities of Collateral. No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all or some of the shares they hold and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.


                                                        NUMBER OF SHARES                         NUMBER OF SHARES
                                                          BENEFICIALLY         PERCENT OF           REGISTERED
              NAME OF SELLING STOCKHOLDER                     OWNED        OUTSTANDING SHARES     FOR SALE HEREBY
  -------------------------------------------------     -----------------  --------------------  ------------------
  Eagle Asset Management                                          225,500                1.7%               150,000
  Franklin Biotechnology Discovery Fund (#402)                     63,000                  *                 63,000
  Franklin California Growth Fund (#180)                          125,000                1.0%               125,000
  Franklin Small Cap Fund (#198)                                  312,000                2.4%               312,000
  Howard J. Leonhardt                                              68,000                  *                 60,000
  Invesco Funds Group, Inc.                                       200,000                1.6%               200,000
  Moore Global Investments Ltd.                                   109,500                  *                109,500
  Nordbanken Fonder AB                                             40,000                  *                 40,000
  Remington Investments Strategies, L.P.                           24,000                  *                 24,000
  SEB Fondforvaltning                                              85,000                  *                 85,000
  SEB Private Bank Luxemburg                                       15,000                  *                 15,000
  SL Holdings Ltd.                                                 16,500                  *                 16,500
  State of Wisconsin Investment Board                           1,583,000                12.3%              750,000
  T. Rowe Price New Horizons Fund, Inc.                           222,000                 1.7%              200,000
                                                        ------------------                      --------------------
  TOTAL                                                         3,088,500                                 2,150,000
                                                        ------------------                      --------------------
                                                        ------------------                      --------------------


*Represents beneficial ownership of less than 1%.

                                  LEGAL MATTERS

       The validity of the securities offered hereby will be passed upon by Brobeck, Phleger & Harrison LLP, San Diego, California. Members of Brobeck, Phleger & Harrison LLP own a total of 259,455 shares of Collateral's common stock.

                                     EXPERTS

       The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 1998, have been included in this prospectus in reliance on the report of Ernst & Young LLP, independent auditors, given on the authority of that firm as experts in auditing and accounting.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS. IF ANY PERSON DOES MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT AN OFFER TO BUY, THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF ITS DATE, BUT THE INFORMATION MAY CHANGE AFTER THAT DATE.

                                2,150,000 SHARES







                                   COLLATERAL
                               THERAPEUTICS, INC.

                                  COMMON STOCK

                          -----------------------------
                                   PROSPECTUS
                          -----------------------------

                               _________ __, 1999

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates, except for the SEC registration fee.

        SEC Registration Fee...................................              $    10,983
        Printing and engraving expenses........................                    5,000
        Legal fees and expenses................................                    5,000
        Accounting fees and expenses...........................                   10,000
        Transfer Agent and Registrar Fees......................                    5,000
        Miscellaneous Expenses.................................                   10,000
                                                                           -------------------
                 TOTAL                                                       $    45,983
                                                                           -------------------
                                                                           -------------------

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

       Section 145 of the Delaware General Corporation Law permits indemnification of our officers and directors under certain conditions and subject to certain limitations. Section 145 of the Delaware General Corporation Law also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the Delaware General Corporation Law.

       Article VII, Section 1 of our Restated Bylaws provides that we shall indemnify our directors, officers, employees and agents to the fullest extent not prohibited by the Delaware General Corporation Law. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was a director or officer of Collateral (or was serving at Collateral's request as a director or officer of another corporation) shall be paid by Collateral in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by Collateral as authorized by the relevant section of the Delaware General Corporation Law.

       As permitted by Section 102(b)(7) of the Delaware General Corporation Law, Article V, Section (A) of Collateral's Certificate of Incorporation provides that a director of Collateral shall not be personally liable for monetary damages or breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to Collateral or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived any improper personal benefit.

       Collateral has directors and officers liability insurance now in effect which insures our directors and officers.

       We have entered into indemnification agreements under Delaware Law with each of our directors and executive officers. Generally, the indemnification agreements attempt to provide the maximum protection permitted by Delaware law as it may be amended from time to time. Moreover, the indemnification agreements provide for additional indemnification for certain amounts not otherwise covered by directors and officers liability insurance. Under such additional indemnification provisions, however, such director or executive officer will not be indemnified for settlements not approved by us. The indemnification agreements provide for Collateral to advance to the individual any and all reasonable expenses (including legal fees and expenses) incurred in investigating or defending any such action, suit or proceeding. Also, the individual must repay such advances upon a final judicial decision that he or she is not entitled to indemnification. Collateral's obligations under these indemnification agreements shall continue during the period that such director or officer is serving Collateral as such and shall continue for so long thereafter as such director or officer shall be subject to any possible claim, action, suit or proceeding. For six years after the effective time of the acquisition of Collateral by another entity or the sale of all or substantially all of our assets, Collateral shall cause the acquiring or surviving corporation to indemnify such director or officer in accordance with the terms of this indemnification agreement and use such acquiring or surviving corporation's best efforts to provide director's and officer's liability insurance on terms substantially similar to ours.

       The underwriters of our initial public offering have agreed to indemnify Collateral, each person, if any, who controls Collateral within the meaning of Section 15 of the Securities Act, each director of Collateral, and each officer of Collateral who signs this Registration Statement, with respect to information furnished in writing by or on behalf of such underwriters specifically for use in our S-1 Registration Statement. The selling stockholders have agreed to indemnify us, each of our directors, each of our officers who signed the Registration Statement and each person, if any, who controls Collateral within the meaning of the Securities Act, with respect to (i) any failure by such selling stockholder to comply with covenants and agreements respecting the sale of the Shares pursuant to this Registration Statement or (ii) the inaccuracy of any representation made by such selling stockholder in connection therewith or (iii) with respect to written information furnished to us by or on behalf of such selling stockholder expressly for use in this Registration Statement and Prospectus.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


(a) EXHIBITS.              DESCRIPTION
EXHIBIT NO.                -----------
------------
         4.1               Instruments defining the rights of stockholders.
                           Reference is made to the Registration Statement
                           on Form 8-A, filed June 22, 1998.

         5.1               Opinion of Brobeck, Phleger & Harrison LLP

         23.1              Consent of Ernst & Young LLP, Independent Auditors


         23.2 Consent of Brobeck, Phleger & Harrison LLP. Included in the Opinion of Brobeck, Phleger & Harrison LLP filed as Exhibit 5.1.

         24.1 Power of Attorney. Included on page II-4 of this registration statement.

ITEM 17.  UNDERTAKINGS.

       The undersigned Registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of Regulation S-K at the state of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by
Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

       The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, California, on the 13th day of August 1999.

                                 COLLATERAL THERAPEUTICS, INC.


                                 By: /s/ Jack W. Reich
                                     -------------------------------------
                                     Jack W. Reich
                                     President and Chief Executive Officer





                                 By: /s/ Christopher J. Reinhard
                                     ------------------------------------
                                     Christopher J. Reinhard
                                     Chief Operating and Chief Financial Officer


                                POWER OF ATTORNEY

       KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Jack W. Reich and Christopher
J. Reinhard, and each of them acting individually, as his attorney-in-fact, each with full power of substitution and resubstitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

               Signature                                        Title
               ---------                                        -----
       /s/ Jack W. Reich, Ph.D.             President and Chief Executive Officer               August 13, 1999
---------------------------------------     (Principal Executive Officer)
             Jack W. Reich

      /s/ Christopher J. Reinhard            Chief Operating and Chief Financial Officer        August 13, 1999
---------------------------------------     (Principal Financial and Accounting Officer)
        Christopher J. Reinhard

         /s/ Craig S. Andrews                                 Director                          August 13, 1999
---------------------------------------
           Craig S. Andrews

                                          S-1

         /s/ Robert L. Engler                                 Director                          August 13, 1999
---------------------------------------
           Robert L. Engler

       /s/ H. Kirk Hammond, M.D.                 Director, Vice President, Research             August 13, 1999
---------------------------------------
         H. Kirk Hammond, M.D.

        /s/ Charles J. Aschauer                               Director                          August 13, 1999
---------------------------------------
          Charles J. Aschauer

      /s/ Ronald I. Simon, Ph.D.                              Director                          August 13, 1999
---------------------------------------
        Ronald I. Simon, Ph.D.

    /s/ Dale A. Stringfellow, Ph.D.                           Director                          August 13, 1999
---------------------------------------
      Dale A. Stringfellow, Ph.D.


                                  EXHIBIT INDEX


EXHIBIT NO.               DESCRIPTION
-----------               -----------
     4.1                  Instruments defining the rights of stockholders.
                          Reference is made to the Registration Statement on
                          Form 8-A, filed June 22, 1998.

     5.1                  Opinion of Brobeck, Phleger & Harrison LLP.

    23.1                  Consent of Ernst & Young LLP, Independent Auditors.

    23.2 Consent of Brobeck, Phleger & Harrison LLP. Included in the Opinion of Brobeck, Phleger & Harrison LLP filed as Exhibit 5.1.

    24.1 Power of Attorney. Included on page II-4 of this registration statement.

                                      S-2